Exhibit 99.4

NEWS RELEASE

ALLIED GOLD ANNOUNCES FOURTH QUARTER AND YEAR END 2023 RESULTS: ESTABLISHING A SUSTAINABLE PRODUCTION PLATFORM WHICH LAYS THE FOUNDATION FOR SIGNIFICANT GROWTH AT IMPROVING COSTS

TORONTO, ON – March 26, 2024 ─ Allied Gold Corporation (TSX: AAUC) (“Allied” or the “Company”) is herein reporting its financial and operational results for the fourth quarter and full year 2023. Production during the quarter totaled 94,755 gold ounces (“oz”) with sales of 93,073 oz at total cost of sales, cash costs(1) and all-in sustaining costs (“AISC”)(1) per oz sold of $1,634, $1,398, and $1,593, respectively. A progressive increase in the number of ounces produced was observed throughout the year. Production in the first quarter was approximately 78,600 oz, and concerted efforts were made to stabilize and normalize production in the second and third quarters, achieving a range of 84,000-86,000 oz. As anticipated, the Company delivered its strongest production period in the fourth quarter, resulting in full year 2023 production of 343,817 oz with sales of 343,085 oz at total cost of sales, cash costs(1), and AISC(1) on a per oz sold basis of $1,600, $1,418 and $1,569, respectively.

FOURTH QUARTER AND FULL YEAR HIGHLIGHTS

Financial Results – Strong Liquidity to Support Growth Initiatives

•	Fourth quarter net earnings(2) of $5.4 million or $0.02 per share basic and diluted.
•	Adjusted fourth quarter net loss(1)(2) of $4.6 million or $0.02 per share basic and diluted, largely reflecting tax adjustments as well as non-recurring items related to public listing costs, unrealized gains and losses on financial instruments and share-based compensation.
•	Net cash generated from operating activities for the quarter was impacted, as anticipated and previously disclosed, by cash-based transaction costs related to the public listing which were accrued in the third quarter, but paid during the fourth quarter. Reflecting this, net cash used in operating activities was $4.8 million for the three months ended December 31, 2023.
•	Excluding the transaction related items, and their working capital movement impact, net cash used in operating activities would go from the reported $4.8 million outflow to operating cash inflows of $9.6 million on a normalized basis.
•	Cash flows from operating activities are expected to materially increase in 2024, with increased production contributions and lower costs driving sequential improvements.
•	Cash and cash equivalents totaled $158.6 million as at December 31, 2023. The Company is actively pursuing non-dilutive sources of additional capital to further strengthen its balance sheet and capture the inherent value of its assets. Allied also has access to financing through a three-year $100 million Revolving Credit Facility, which it does not anticipate utilizing in the near term. Together with internally generated cash flows, these strategies provide the Company the financial flexibility to execute on its business plan, aiming for significant near-term production growth at improved costs.

Operational Results – Sustainable Production Base Set for Improvement

•	Strong quarterly production of 94,755 oz, representing a meaningful increase over third quarter production of approximately 12%. Fourth quarter production demonstrates the ability of Allied's mines to exceed a minimum expected annual production of at least 375,000 oz, before further optimizations and costs improvements.
•	Total cost of sales, cash costs(1) and AISC(1) per gold ounce sold of $1,634, $1,398, and $1,593, respectively.
•	Sequential improvements are expected in 2024, continuing through the 2026 outlook period. In 2024, Allied anticipates producing 375,000 to 405,000 oz of gold at a mine-site AISC(1) of $1,400/oz. Achieving the higher end of this guided production range primarily hinges on the successful completion of mine contractor transition at Agbaou, where efforts to enhance efficiencies and maximize long-term value are underway, notwithstanding the short-term impacts on production.
•	While not currently reflected in Allied's official one-year guidance, the operating trends clearly support the Company's vision of achieving significant growth at substantially lower costs. This vision is quantified in the outlook for 2025 and 2026, with the Company targeting production of 400,000-450,000 oz at a mine-site AISC(1) below $1,375 for 2025, and positioned to surpass 600,000 oz at a mine-site AISC(1) below $1,225 for 2026. These projected improvements will be supported by additional oxide ore from Diba and exploration targets such as Sekekoto West, FE4, and S12, alongside the Phase 1 expansion at Sadiola. Furthermore, modest yearly increases in production at Bonikro, enhanced by cost improvements as PB5 advances, stable production at Agbaou, and the commencement of production at Kurmuk in 2026, will further enhance the Company's sustainable production platform.

Sustainability

•	The Company did not report any significant Environmental Incidents for the three months or year ended December 31, 2023.
•	For the year ended December 31, 2023, the Company reported 7 Lost Time Injuries (“LTI”), resulting in a Lost Time Injury Rate (“LTIR”) of 0.49(4).
•	For the year ended December 31, 2023, the Company reported a Total Recordable Injuries Rate of 1.32(4).
•	During the last quarter, the company started to strengthen the Sustainability management system including drafting new sustainability policies, framework and key corporate standards.

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Advancement of Key Growth Initiatives

•	On September 7, 2023, construction activities at the expanded Kurmuk Project commenced through a two-phase development plan, bolstered by the previously announced strategic consolidation of the minority interest, bringing the Company’s ownership to 100%(3). During its review of the Kurmuk development plan, the Company decided to pursue an expanded project involving an upgrade of the processing plant's capacity from 4.4Mt/a to the confirmed design of 6.0Mt/a. This expansion, as indicated in the 2023 Front End Engineering and Design (FEED), leverages major equipment already owned by the Company, reducing implementation risks and capital intensity. The advancement of the Kurmuk project into the execution phase represents a significant milestone. This phase involves the establishment of Allied's project management framework, the appointment of an EPCM contractor, the initiation of detailed engineering and early works, and the procurement of critical project services and infrastructure along with strengthening relationships and engaging with local stakeholders. The expanded project is now expected to achieve an average annual gold production of over 290,000 oz over the first five years and sustain over 240,000 oz per year with AISC(1) targeted below $950 per gold ounce, with a 10-year mine life based solely on Mineral Reserves. The Company is advancing highly prospective targets near the planned mill given the preliminary results and geological settings, and pursuing a strategic mine life extending for at least 15 years. The project execution requires development capital of approximately $500 million, funded by available cash on hand and cash flows from producing mines, with the first gold pour expected in the second quarter of 2026.
•	Engineering and early works activities at Diba have progressed, with a maiden Mineral Reserve estimate declared as of December 31, 2023, consisting of 6.1 million tonnes of Proven and Probable Mineral Reserves at a grade of 1.43 g/t, containing 280,000 oz. The Company has also been actively engaged with local communities and upgrading roads and infrastructure. Advanced grade control drilling has commenced during the first quarter of 2024, setting the stage for mining and processing of Diba in mid-2024. The total development costs for the Diba Project, including expenses for an access road to transport ore to the Sadiola plant, are anticipated to be $12 million. The additional production from Diba, anticipated to commence in mid-2024, is expected to play a crucial role in optimizing operational efficiency and financial performance at Sadiola, particularly as it increases revenue, lowers AISC(1) and enhances cash flows in 2024 and 2025, significantly supporting the Company's growth plans during this period.
•	Over the last several years, the Company has been advancing a strategy of optimization and expansion at Sadiola. Initial efforts related to the stabilization of the operation, primarily in relation to the existing processing capacity of mostly oxide ores, although followed by a phased expansion to process fresh ores, with the objective of increasing production and cash flows in the short and longer terms. Present efforts have focused on increasing the inventory of oxide and fresh ores, the latter significantly, optimizing mining and processing, conducting several technical studies on processing fresh ores through existing facilities to be followed by the development of a new plant for processing fresh ore exclusively and implementation of augments to existing facilities to benefit the existing plant and planned new plant for processing fresh ore. Meaningful improvements in production are targeted in the short term as a result of the contribution from Diba high-grade oxide ore, with the objective to support production levels between 200,000 and 230,000 ounces per year in the next two years, reduce AISC(1), increase revenue, and provide robust cash flows in 2024 and 2025, to support development projects across the Company. This approach will enable the mine to continue producing at elevated levels while incurring lower near-term capital costs. Following this period, with the commissioning of the Phase 1 Expansion, the mine is expected to support an average production level between 200,000 and 230,000 ounces per year through 2028, by processing more fresh ore with higher grades and lower recoveries. This strategy not only optimizes the use of existing Mineral Resources but also aligns with our commitment to extend the life of the mine and enhance its profitability. Pre-construction activities for the Phase 1 Expansion are progressing well, with detailed engineering, procurement, and execution planning activities continuing through into the new year. The updated engineering study for this phase has reconfirmed total capital expenditure of approximately $61.6 million and the design to treat up to 60% of fresh rock at a rate of up to 5.7 Mt/y in the existing process plant. Upgrades in infrastructure to prepare the site for the next phase of investment will also be advanced in this period. The Phase 2 Expansion, planned as a new processing plant to be built beginning in late 2026 and dedicated to processing fresh rock and oxides at a rate of up to 10Mt per year, starting in 2029, is expected to increase production to an average of 400,000 ounces per year for the first 4 years and 300,000 ounces per year on average for the mine's 19-year life, with AISC(1) expected to decrease to below $1,000 per gold ounce. Capital expenditures for this phase are estimated to be approximately $400 million inclusive of infrastructure upgrades. While the investment in the Sadiola Project is delineated in phases for planning purposes, it is critical to recognize that these phases are part of an integrated development effort, aimed to significantly increase Sadiola's production, enhance its profitability and longevity, and reaffirm the commitment to the Company's stakeholders as demonstrated by the over $127 million invested in Sadiola to date, which has allowed for a material increase in production and Mineral Reserves and advance the project to the execution phase, the planned expenditure of $100 million between 2024 and 2025, and over $350 million expected to be spent from 2026 to 2029 by which time both the modified existing plant and new plant will be commissioned and functioning. The Company is also advancing opportunities for optimization of the project, including metallurgical test work and a pre-feasibility study to potentially increase recoveries by over 10% through the use of flotation and concentrate leaching. This study, supported by the Company's phased investment, seeks to improve the project's financial performance significantly. With this long-term and value-focused strategy, the Company is well-positioned to affirm that the advancement of the Sadiola Project is proceeding as planned, reinforcing Allied's commitment to operational excellence and long-term value creation.

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Growing Mineral Inventories and Continued Exploration Success

Allied’s key growth initiatives as well as its near-term guidance and longer-term outlook are underpinned by the expansion of Mineral Reserves and Mineral Resources, which not only support the sustainability of the company's production platform but also offer flexibility to boost near-term production and cash flows, particularly from near mine targets such as Oumé, situated north of the Bonikro mill, and Tsenge, located to the south of the planned mill at Kurmuk. Key highlights of the growing mineral inventory, which were previously announced on February 21, 2024, include:

•	Increasing Proven and Probable Mineral Reserves which, as at December 31, 2023, were reported at 11.2 million ounces of gold contained within 238 million tonnes at a grade of 1.46 g/t, an increase of over 300,000 ounces versus the previous year, or 190% of depletion. This increase reflects meaningful growth at Sadiola, Agbaou, and Kurmuk, with partial replacement of mining depletion at Bonikro.
•	Expanding Total Measured and Indicated Mineral Resources grew to over 16.0 million ounces of gold contained within 330 million tonnes at a grade of 1.51 g/t, up from 15.2 million ounces in the previous year. This expansion was partly due to the conversion of Inferred Mineral Resources, which ended the year at 1.8 million ounces contained within 43 million tonnes at a grade of 1.29 g/t.
•	At Kurmuk's Tsenge area, initial drilling at secondary targets in the latter part of 2023 revealed grades and widths with economic potential, while surface sampling in high-priority areas yielded very promising results that are being followed up with drilling at the beginning of 2024.
•	Exploration drilling is currently underway at Oumé, while resource drilling at Agbalé in the Hire area is progressing alongside efforts to extend and define new targets. These activities are part of a comprehensive strategy aimed at extending the strategic mine life in Côte d'Ivoire to beyond 10 years, with the goal of achieving annual production rates of 180,000 to 200,000 oz at reduced costs.
•	Highlighting ongoing exploration success, the updated Mineral Reserves and Mineral Resources, released alongside the Company's guidance and outlook, have yet to fully reflect Allied’s continued investment in exploration, with $32 million allocated for 2024. This investment underscores the significant upside and geological prospectivity at the core of Allied’s portfolio.
•	Anticipating comprehensive updates, the Company expects to deliver a detailed exploration update on Kurmuk in early April, followed by insights on Sadiola and Bonikro.

Allied's operations, optimization efforts, and expansion projects outline a promising trajectory for growth and efficiency. Key highlights for the Company’s guidance and outlook include:

Operational Guidance

•	The Company's production is expected to exceed a minimum annual production level of at least 375,000 oz, as evidenced by the run rate delivered in the fourth quarter, before further optimizations and cost improvements.
•	In 2024, Allied anticipates producing 375,000 to 405,000 oz at a mine-site AISC(1) of $1,400 per oz sold, marking a significant increase in production and a material reduction in costs.
•	Allied continues to advance operational improvements and cost savings initiatives across its portfolio of producing assets.
•	The Company is dedicated to leveraging the installed capacity at Sadiola by advancing Diba and other near-mine oxide targets to increase production and cash flows in the short term.
•	Production is expected to be weighted to the second half of the year with quarter over quarter variances due to mine sequencing and the implementation of operational improvements. With the first quarter almost over, production across all operations is in line with plan. Production in the quarter is expected to be 85,000 to 88,000 oz with increasing production in the second and third quarters, and with production in the fourth quarter consistent with the third quarter, all of which will align with Allied's guidance of 375,000 to 405,000 oz for 2024. The integration of mining operations at Agbaou and Bonikro under the same mining contractor, which was initiated late last year, is planned to be completed during the first quarter of 2024 and is now well advanced. This is expected to capture future enhanced operational synergies to be realized in the subsequent quarters. Processing improvements at Bonikro, planned to be completed in the first quarter of 2024 and which are also well advanced, coupled with strong mine performance demonstrated since late 2023 and improved performance at Agbaou with the implementation of better mining protocols under the new mine contractor, are also expected to contribute to the improved performance from the Côte d’Ivoire mining complex in the next quarters. Sadiola, in turn, is poised for sequential production increases in these periods, supported by the addition of high-grade oxide ore from Diba along with other operational improvements which should see production increase significantly in each of the next few quarters. An access road between the plant at Sadiola and Diba has been completed and preparatory work is ongoing. Production from Diba is expected to begin late in the second quarter and development work is presently on track.

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Development and Outlook

•	The company has commenced and is advancing construction activities at its transformative Kurmuk Project.
•	Exploration Drilling continues to extend mine life and long-term value, particularly at Kurmuk and in Côte d'Ivoire.
•	These developments across Allied's portfolio—including enhanced production and cost efficiencies at Sadiola and Bonikro, along with promising exploration and operational optimizations at Agbaou and Kurmuk—collectively reinforce a positive outlook to achieve significant value creation and position the Company to deliver 400,000-450,000 oz at a mine-site AISC(1) below $1,375 per oz sold in 2025.
•	With the step change driven by planned commercial production at Kurmuk, Allied will be positioned to deliver >600,000 oz at a mine-site AISC(1) below $1,225 per oz sold in 2026, materially repositioning the Company.

Financial Flexibility

The Company's ability to deliver on this positive outlook and to unlock the significant value in its large and expanding mineral inventory is supported by the financial flexibility needed to internally fund these optimization and growth initiatives. Based on recent gold prices, the Company expects to be fully financed based on cash flows, however as a precaution, so that the Company is not dependent on gold price, Allied is actively executing a select number of non-dilutive alternatives including streams on producing assets and a gold prepay facility. This strategic direction is prompted by the current capital markets not fully capturing the inherent value of the Company's assets, leading Allied to seek alternative sources of capital that offer low-cost options with the added benefit of more accurately reflecting true value to market participants. Among these initiatives, Allied is in advanced discussions to implement a stream for approximately $50 million on non-core assets, with the competitive tension in the market supporting the potential to raise proceeds of about $75-100 million from a small 0.75-1.00% stream on Sadiola. Additionally, the Company aims to secure at least $100 million in proceeds by late 2024 or early 2025 through a gold prepay facility, which not only brings forward revenue but also includes a built-in gold price collar amidst favorable market rates, acting as a hedge against gold price depreciation during the construction of Kurmuk. Furthermore, Allied has completed negotiations and entered into a Revolving Credit Facility, which it does not expect to draw upon in the near term, reinforcing its financial strategy to support growth while mitigating downside price risks.

With an established and growing sustainable production platform, a significant mineral inventory with highly prospective exploration targets and the financial flexibility to deliver on its long-term vision, Allied is set to become Africa's next senior gold producer.

OPERATING RESULTS SUMMARY

	For three months ended December 31,		For years ended December 31,
	2023	2022	2023	2022
Gold ounces
Production	94,755	101,064	343,817	371,442
Sales	93,073	110,234	343,085	368,587
Per Gold Ounce Sold
Total Cost of Sales(4)	$1,634	$1,522	$1,600	$1,465
Cash Costs(1)	$1,398	$1,399	$1,418	$1,280
AISC(1)	$1,593	$1,556	$1,569	$1,388
Average revenue per ounce	$1,928	$1,720	$1,908	$1,817
Average market price per ounce*	$1,977	$1,731	$1,943	$1,776

*Average market prices based on the LMBA PM Fix Price

Sadiola

For the three months ended December 31, 2023, Sadiola produced 41,150 ounces of gold versus 50,636 ounces in the comparative prior year quarter. The results for the fourth quarter were in line with the mining plan. The reduction in production from the previous year was primarily due to the anticipated mining sequence and blending, which led to a lower volume of oxides being mined and processed. The increased proportion of fresh rock in the feed blend impacted the ore processing and metallurgical recovery rates, affecting volumes, grind quality, and liberation. However, this was partially offset by a higher feed grade from fresh ore. The Company is advancing its power generation optimization plan to enhance stability and reduce costs, which includes installing a centralized automated system and overhauling a number of engines. Furthermore, with the completion of a new oxygen plant earlier in the year to lower costs and improve recoveries, Sadiola is undertaking additional improvement initiatives to be captured in the next quarters.

Gold sales for the current quarter were aligned with production, with minor differences due to timing.

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At Sadiola, gold production is expected to increase year over year through the 2026 outlook period, with a goal of reaching 230,000 oz annually. This improvement is anticipated to be driven by the addition of more oxide ore from Diba and targets such as Sekekoto West, FE4, and S12, alongside the phased investment for the expansion plant are expected to provide further opportunities for production increases. For 2025, the AISC(1) is expected to remain within the range of $1,150 to $1,250 per ounce. Although AISC(1) may see a slight increase in 2026, it is projected to stay below $1,350 per ounce. This anticipated cost increase is partly due to preparations for the mine's second investment phase later that year, which will follow the start of production at Kurmuk. During this period, costs are expected to continue benefiting from increased production and optimizations. With the availability of oxide ore from Diba and other targets, the initial phase of investment for the expansion is now scheduled to begin in late 2024, with production starting in early 2026.

The Phase 2 Expansion, planned as a new processing plant to be built beginning in late 2026 and dedicated to processing fresh rock and oxides at a rate of up to 10Mt per year, starting in 2029, is expected to increase production to an average of 400,000 ounces per year for the first 4 years and 300,000 oz per year on average for the mine's 19-year life, with AISC(1) expected to decrease to below $1,000 per oz. While the investment in the Sadiola Project is delineated in phases for planning purposes, it is part of an integrated development effort aimed at significantly increasing Sadiola's production, enhancing its profitability and longevity, and reaffirming the commitment to the Company's stakeholders.

During the fourth quarter, exploratory and resource drilling programs were actively conducted across the Sadiola mining license in support of this outlook. A comprehensive effort involving 121 drilled holes, covering a total distance of 16,673 meters, was executed by three drilling rigs. These resource drilling initiatives focused on several key areas: the Tambali Pit, S12 prospect, FE3 pit, and Sekekoto West.

At the Tambali oxide pits, core drilling continued with two rigs dedicated to assessing the resource potential beneath the area. By the quarter end, the program had achieved 35% completion, with 13 holes remaining to be drilled. This effort is part of a strategic plan considering potential mining activities and the subsequent use of the pit as a waste rock storage facility effectively reducing mining costs. A resource estimate was included in the 2023 Mineral Reserve and Mineral Resource reporting.

Significant progress was made at the S12 high grade prospect, where drilling was successfully completed. This accomplishment allows for the definition of a Mineral Resource Estimate in 2024, pending confirmatory engineering studies. The significance of this target is the potential contribution of high-grade oxide feed ore to Sadiola in the short and medium term. Follow-up down-dip drilling of transitional and fresh rock hosted mineralization is planned to commence in the next quarter to assess the greater size potential of the prospect. The Company is advancing geotechnical studies and expects to define a mining plan for S12 during the year.

Over at the Sekekoto West prospect, the quarter saw the completion of infill resource drilling, yielding additional intersections. A Mineral Resource estimate is anticipated in the second quarter of 2024 upon an imminent receipt of assays, which will guide infill drilling in the second quarter of 2024.

To enhance near-term oxide inventories and optimize free cash flow and operational flexibility, Allied has set an $8 million exploration budget for 2024 at Sadiola. This investment supports a 12,000-meter drilling program to expand Mineral Resources. The initiative aims to leverage exploration successes to boost the mine's value and streamline capital expenditures. The anticipated production start from Diba in early 2024 will introduce high-grade oxide ore to the processing mix, enriching the feed with increased fresh ore rates. As of December 31, 2023, Allied has identified Proven and Probable Mineral Reserves at Diba, totaling 280,000 ounces of gold contained within 6.1 million tonnes at a grade of 1.43 g/t. Additionally, the total Measured and Indicated Resource at Diba, inclusive of Mineral Reserves, is now estimated at 377,000 ounces of gold contained within 8.8 million tonnes at a grade of 1.33 g/t.

Sadiola maintains a world-class mineral inventory with nearly 7.4 million ounces of gold in Proven and Probable Mineral Reserves, contained in 156 million tonnes at a grade of 1.48 g/t. With the addition of Diba contributing to a 187% replacement of depletion during 2023, and the identification of additional near-mine high-grade oxide targets, the Company has increased flexibility for executing the phased expansion.

Bonikro

Bonikro produced 34,232 ounces of gold during the three months ended December 31, 2023 This was higher than the 27,749 ounces produced in the comparable quarter of the previous year and, as anticipated, represented a significant increase in production from the third quarter. The increase in gold production resulted from focused mining in the now fully dewatered Bonikro Pit, which improved mine-to-plan compliance and increased the mined grade. The recovery rate was in line with expectations.

During the fourth quarter, gold sales were consistent with production.

In the near term, Bonikro is expected to see modest annual increases in gold production, aiming to exceed 110,000 ounces annually during the outlook period. This improvement will stem from the stripping phase planned for 2024, which is expected to expose higher-grade materials in 2025 and 2026. This, in turn, will significantly reduce the mine-site AISC(1) to below $1,050 per ounce by the end of the outlook period.

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Throughout the quarter, the company undertook extensive resource and exploration drilling activities under its mining licenses and exploration licenses.

Resource and exploration drilling at the Hire near mine focused on the Agbalé deposit. This effort continued from the previous quarter, completing detailed infill drilling at 20-meter intervals on the oxide portion of the Phase I and II oxide pits. Core drilling to the west-southwest of the prospect, both underneath and adjacent to the Akissi-So waste rock dump, continued throughout the quarter.

At Oumé, drilling at Dougbafla West and North prospects was designed as infill to convert inferred resources into indicated resources, with the focus at Dougbafla West being on the oxide portion of the resource. Future drilling plans include testing the strike extent to the north and south of the Dougbafla West trend and additional infill drilling to bolster resource confidence.

At Bonikro near mine, an in-pit geotechnical drilling program was in progress at the end of the quarter. One drill hole was extended to explore for mineralization at depth within the host granodiorite in previously undrilled areas.

As previously announced, ongoing drilling successes at Agbalé and Oumé have led to a 28% increase in Measured and Indicated Mineral Resources at Bonikro, now totaling 1.4 million ounces of gold in 32.8 million tonnes at a grade of 1.32 g/t. Despite a decrease in Proven and Probable Mineral Reserves by 74,000 ounces to 0.6 million ounces contained in 13.7 million tonnes at a grade of 1.30 g/t, the Company managed to partially offset depletion given 2023 production of 99,409 ounces. This reflects the exploration strategy to increase total Mineral Resources at Oumé first to better define the orebody before stepping up infill-drilling, with work continuing into next year supported by a 2024 exploration budget of $10.5 million. These efforts are part of a broader strategy to extend the strategic mine life in Côte d'Ivoire to over 10 years, aiming for annual production of 180,000-200,000 gold ounces at reduced costs.

Agbaou

Agbaou produced 19,373 ounces of gold during the three months ended December 31, 2023, compared to 22,679 ounces in the corresponding quarter of the previous year. The decrease is attributable to lower throughput, partially offset by higher feed grade and recovery rates. With most mine pits nearing the end of the pushback cycle, improvements in stripping ratios, ore mined, and grades have been noted, with expectations for continued enhancements in upcoming quarters. The completion of mining oxides and transitional ore across all pits has led to a shift towards a higher ratio of fresh material mining, contributing to reduced mining rates by the contractor. The decreased mill throughput resulted from lower ore availability and the processing of harder ore compared to the same quarter last year, though recoveries benefited from the resultant extended leach contact time due to lower throughput.

The Company is focused on extending the life of its mines in Côte d'Ivoire through strategic exploration and resource management, with new life-of-mine planning at Agbaou supporting total gold production of over 465,000 ounces through 2028 at a mine-site AISC(1) below $1,450 per ounce versus the most recent life-of-mine estimate which saw mining cease in mid-2026. For Agbaou, gold production is expected to remain consistent each year throughout the outlook period, not falling below 90,000 ounces annually. The improvements are attributed to the identification of additional Mineral Reserves in Agbalé, as well as mining and plant optimizations. These enhancements enable the mill to handle relatively harder rock blends more effectively, while also offering the opportunity to increase oxide feed from Agbalé and other targets. The Company is also continuing a series of actions to enhance mining performance at Agbaou, including improvements to the dewatering infrastructure and better management of the mining contractor.

In support of the Company's aim to extend the life of its mines, extensive resource and exploration drilling activities were undertaken on Agbaou's mining licenses during the quarter, with 72 holes drilled for a total of 8,153 meters.

At the Agbaou mine, resource drilling was successfully concluded at North Gate, and exploration drilling commenced to investigate the extension of mineralization from West Pit 6. A resource estimation for North Gate added an oxide Proven and Probable Mineral reserve of 14,000 ounces of gold to the inventory. This program defined a mineralization strike extent of 360 meters during the quarter. Additionally, a minor zone of oxide mineralization was identified in the planned cutback of West Pit 2, offering some upside potential. Notably, fresh mineralization was discovered through sectional drilling northeast of North Extension Pit, where previous drilling had encountered only minimal oxide mineralization. This finding indicates that while shallow oxide layers are largely barren, mineralized lodes are present in deeper saprolite and fresh rock. This discovery presents a potential opportunity to develop a minor oxide and fresh rock Mineral Resource, extending the North Extension pit design to the north. Exploration drilling continued to the west of West Pit 5 and 6 at quarter-end, aiming to test a 200-meter potential strike of mineralization. As previously announced, Agbaou ended the year with Proven and Probable Mineral Reserves of approximately 0.5 million ounces of gold contained within 7.9 million tonnes at a grade of 1.84 g/t. This represents a 25% increase compared to the previous year and equates to a 229% replenishment of the year's depletion. Notably, Measured and Indicated Resources, inclusive of Mineral Reserves, also increased during the year to nearly 0.9 million ounces of gold contained in 13.3 million tonnes at a grade of 1.99 g/t, up from 0.6 million ounces. The Company is actively optimizing operations, focusing on cost reduction while extending mine life and pursuing growth through the newly defined Agbalé deposit which is planned for processing at Agbaou.

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Allied has allocated $6 million to the 2024 exploration budget at Agbaou to continue these efforts.

Progress at Kurmuk

During the fourth quarter of 2023, the Front End Engineering and Design (“FEED”) for the project's critical components was successfully completed on schedule. The key outcomes of the 2023 FEED include:

•	A projected ten-year mine life based on the currently defined 2.7 million ounces in Proven and Probable Mineral Reserves, with an anticipated production of 290,000 ounces per year in the first five years and a life-of-mine AISC(1) of $950 per ounce.
•	A mining plan utilizing conventional open pit mining techniques with internationally recognized mining contractors and a robust process design using proven technologies.
•	An increase in plant throughput from 4.4 Mt per year in the 2022 Definitive Feasibility Study to 6.0 Mt per year in the 2023 FEED, representing a 38% increase.
•	Estimated pre-production costs of approximately $500 million.
•	Anticipated first production in the first half of 2026.

The project implementation team, boasting strong African project delivery capability, focused on early works execution planning starting in the fourth quarter of 2023, and continued during the first quarter of 2024. This included implementing and actioning the staffing plan, mobilizing the EPCM early works team to the site, advancing detailed engineering, formalizing the procurement plan, defining and implementing all project procedures, logistics planning and tracking key logistic deliveries (e.g., camp facilities), and placing orders for key early works contracts, including camp installation and construction of the water dams.

Of the total capital allocated for project development, $155.0 million is allocated for 2024 for the initial capital commitment and continuing through mid-2026 for the balance of the required capital.

During the quarter, the Company also continued to advance exploration efforts with resource drilling concentrated on Dish Mountain, with a supplementary exploration scout drilling exercise underway at the Tsenge prospect. In total, 31 holes amounting to 5,075 meters were drilled, most of which took place within the optimized pit of Dish Mountain. The program's aim at Dish Mountain was to convert inferred ounces within the pit design into more certain categories. By the end of the quarter, this program reached completion. The drill holes in the southernmost part of the pit uncovered mineralization beneath the current pit optimization, suggesting a possibility to extend mineralization southwards and potentially enlarge the pit design in this area. The most notable drill hole, DMDD681, intersected five zones of economic mineralization downhole, with results such as 3.97 meters at 1.6 g/t of gold from 340.61 meters, 3.19 meters at 0.84 g/t of gold from 353.73 meters, 3.16 meters at 1.23 g/t of gold from 366.59 meters, 2.97 meters at 3.74 g/t of gold from 372.2 meters, and 8.45 meters at 10.69 g/t of gold from 382.95 meters, all of which are close to true thickness. Infill drilling is scheduled for 2024 to further explore this promising area of the deposit.

Significant intersections were also achieved at the Tsenge prospect in the initial drill holes, particularly in the low priority central area of a 7-kilometer strike of mapped alteration and gold-in-soil anomalism where access was readily available. Drill hole TSDD001 yielded an intersection of 4.5 meters at 1.62 g/t of gold from 146.39 meters with true thickness estimated at 15% of the drillhole intersection, while hole TSDD002 on the same section intersected 3.51 meters at 0.51 g/t of gold from 159 meters (true thickness of 67% of drillhole intersect), 13.57 meters at 1.14 g/t of gold from 204.43 meters (true thickness of 95% of drillhole intersect), and 6.00 meters at 0.77 g/t of gold from 256 meters (true thickness of 95% of drillhole intersect).

Note that drillhole intersections utilize a 0.5 g/t of gold cut-off and have a maximum internal dilution of 2 meters.

These initial intersections occur down-dip from the mapped surface alteration, and the mineralization is characterized by a steep to vertical orientation. The styles of mineralization observed are akin to those found at Ashashire, being hosted in sheared, carbonate-altered metasediments with quartz-carbonate-sulphide veins. These discovery holes offer confirmation of the prospectivity of the Tsenge target, and further exploration activities and drilling is planned in high-priority targets in the first quarter of 2024, which includes surface channel sampling of road cuts and drilling. Initial results and mapping from trenching shows a wide mineralized zone near surface with grades over 1.0 g/t and drilling and assays are in progress to follow-up the mineralization trend. Tsenge provides a medium-term opportunity to enhance the Kurmuk project, as the Tsenge prospect is situated just 6 kilometers southeast of the planned location for the processing plant and it presents similar geological features to Ashashire.

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As previously announced, definition drilling at Kurmuk has resulted in a 5% increase in Proven and Probable Mineral Reserves to 2.7 million gold ounces contained in 60.5 million tonnes at a grade of 1.41 g/t. Similarly, total Measured and Indicated Mineral Resources increased to over 3.1 million ounces contained in 57.9 million tonnes at a grade of 1.68 g/t. These advancements, however, do not yet reflect the outcomes of in-pit Inferred Mineral Resource conversion drilling and ongoing regional exploration efforts, which has continued to meet with success and supports the broader strategy to extend the strategic mine life to at least 15 years. Drilling efforts, as part of the $7.5 million 2024 exploration budget at Kurmuk, are concentrated on near-mine targets around Dish Mountain and Ashashire, which are the initial open pits housing all current Mineral Reserves. Additionally, drilling activities continue with several diamond drill rigs at the Tsenge Prospect, defined by a 7km gold in soil and rock anomaly. Initial holes at Tsenge have returned economic widths and grades of gold in drill core, indicating significant upside potential which could potentially contribute to extend mine life and optimize short term production. Allied anticipates delivering a comprehensive exploration update on this and other prospects in early April.

For three months ended	Production Gold	Sales Gold	Cost of Sales Per	Cash Cost(1) Per	AISC(1) Per Gold
December 31, 2023	Ounces	Ounces	Gold Ounce Sold	Gold Ounce Sold	Ounce Sold
Sadiola Gold Mine	41,150	40,863	$1,541	$1,429	$1,592
Bonikro Gold Mine	34,232	34,328	$1,502	$1,076	$1,220
Agbaou Gold Mine	19,373	17,882	$2,100	$1,947	$2,308
Total	94,755	93,073	$1,634	$1,398	$1,593

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FINANCIAL SUMMARY AND KEY STATISTICS

Key financial operating statistics for the year ended December 31, 2023 are outlined in the following tables.

(In thousands of US Dollars, except for shares and	For three months ended December 31,		For years ended December 31,
per share amounts)	2023	2022	2023	2022
Revenue	$179,674	$189,600	$655,691	$669,551
Cost of sales, excluding depreciation and amortization	(135,180)	(158,071)	(503,377)	(486,822)
Gross profit excluding depreciation and amortization(1)	$44,494	$31,529	$152,314	$182,729
Depreciation and amortization	(16,927)	(9,732)	(45,524)	(53,326)
Gross profit	$27,567	$21,797	$106,790	$129,403
General and administrative expenses	$(26,781)	$(22,928)	$(64,119)	$(46,566)
Gain (loss) on revaluation of call and put options	—	(12,807)	(21,883)	(21,755)
(Loss) gain on revaluation of financial instruments and embedded derivatives	(1,034)	1,103	(3,087)	—
Impairment of exploration and evaluation asset	—	—	(19,619)	—
Revaluation of provision for reclamation and closure costs	—	22,534	—	22,534
Other (losses) income	(5,986)	3,246	(152,858)	646
Net (loss) earnings before finance costs and income tax	$(6,234)	$12,945	$(154,776)	$84,262
Finance costs	(13,538)	(8,347)	(30,809)	(29,944)
Net (loss) earnings before income tax	(19,772)	4,598	(185,585)	54,318
Current income tax recovery (expense)	$4,168	$(6,551)	$(42,942)	$(43,044)
Deferred income tax recovery (expense)	28,872	(7,350)	36,987	(6,069)
Net earnings (loss) and total comprehensive earnings (loss) for the year	$13,268	$(9,303)	$(191,540)	$5,205
(Loss) earnings and total comprehensive (loss) earnings attributable to:
Shareholders of the Company	$5,445	$(11,314)	$(208,482)	$(7,421)
Non-controlling interests	7,823	2,011	16,942	12,626
Net earnings (loss) and total comprehensive earnings (loss) for the year	$13,268	$(9,303)	$(191,540)	$5,205
Net earnings (loss) per share attributable to shareholders of the Company
Basic and Diluted	$0.02	$(0.06)	$(1.03)	$(0.04)

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(In thousands of US Dollars, except per share	For three months ended December 31,		For years ended December 31,
amounts)	2023	2022	2023	2022
Net Earnings (Loss) attributable to Shareholders of the Company	$5,445	$(11,314)	$(208,482)	$(7,421)
Net Earnings (Loss) attributable to Shareholders of the Company per Share	$0.02	$(0.06)	$(1.03)	$(0.04)
Transaction related costs	$552	$—	$147,048	$—
Gain (loss) on revaluation of call and put options	—	12,807	21,883	21,755
(Loss) gain on revaluation of financial instrument	1,034	(1,103)	3,087	—
Impairment of exploration and evaluation asset	—	—	19,619	—
Foreign exchange	3,853	3,039	4,223	5,947
Share-based compensation	2,012	2,779	7,265	8,438
Other adjustments	6,498	(25,519)	7,343	(22,403)
Tax adjustments	(24,022)	—	(14,613)	—
Total (decrease) increase to Attributable Net (Loss) Earnings(2)	$(10,073)	$(7,997)	$195,855	$13,737
Total (decrease) increase to Attributable Net (Loss) Earnings(2) per share	$(0.04)	$(0.04)	$0.96	$0.08
Adjusted Net (Loss) Earnings(1)	$(4,628)	$(19,311)	$(12,627)	$6,316
Adjusted Net (Loss) Earnings(1) per Share	$(0.02)	$(0.11)	$(0.07)	$0.03

Appointment of Auditor

Effective March 26, 2024, KPMG LLP were appointed as auditors of the Company (the “Successor Auditor”) to hold office until the close of the Corporation’s next annual general meeting of shareholders, following the resignation of BDO UK LLP (the “Former Auditor”) at the request of the Company. The termination of the Former Auditor and the appointment of the Successor Auditor was recommended by the Audit Committee of the Board of Directors of Allied and approved by the Board. No reports of BDO on any of the Company’s financial statements relating to the fiscal years ending December 31, 2023 and 2022 expressed a modified opinion. There are no reportable events relating to the fiscal years ending December 31, 2023 and 2022 (as defined under Section 4.11(1) of NI 51-102). In accordance with National Instrument 51-102, the Notice of Change of Auditor, together with the required letters from the Former Auditor and the Successor Auditor, have been reviewed by the Corporation's Audit Committee and Board of Directors and will be filed on SEDAR+ accordingly.

Fourth Quarter 2023 Conference Call

The Company will host a conference call and webcast on Wednesday, March 27, 2024 at 9:00 a.m. EST.

Toll-free dial-in number (Canada/US):	1-800-898-3989
Local dial-in number:	416-406-0743
Toll Free (UK):	00-80042228835
Participant passcode:	5324345#
Webcast:	https://alliedgold.com/investors/presentations

Conference Call Replay

Toll-free dial-in number (Canada/US):	1-800-408-3053
Local dial-in number:	905-694-9451
Passcode:	6354190#

The conference call replay will be available from 12:00 p.m. EDT on March 27, 2024, until 11:59 p.m. EDT on April 26, 2024.

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Qualified Persons

Except as otherwise disclosed, all scientific and technical information contained in this press release has been reviewed and approved by Sébastien Bernier, P.Geo (Vice President, Technical Performance and Compliance). Mr. Bernier is an employee of Allied and a "Qualified Person" as defined by Canadian Securities Administrators' National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”).

About Allied Gold Corporation

Allied Gold is a Canadian-based gold producer with a significant growth profile and mineral endowment which operates a portfolio of three producing assets and development projects located in Côte d'Ivoire, Mali, and Ethiopia. Led by a team of mining executives with operational and development experience and proven success in creating value, Allied Gold aspires to become a mid-tier next generation gold producer in Africa and ultimately a leading senior global gold producer.

For further information, please contact:

Allied Gold Corporation

Royal Bank Plaza, North Tower

200 Bay Street, Suite 2200

Toronto, Ontario M5J 2J3 Canada

Email: ir@alliedgold.com

END NOTES

(1)	This is a non-GAAP financial performance measure. Refer to the Non-GAAP Financial Performance Measures section at the end of this news release.
(2)	Net earnings and adjustments to net earnings represent amounts attributable to Allied Gold Corporate equity holders.
(3)	The Government of Ethiopia is entitled to a 7% equity participation in Kurmuk once the mine enters commercial production and upon completion of certain commitments such as public road upgrades and the installation of a power line.
(4)	Calculated on a 1,000,000 exposure-hour basis.

NON-GAAP FINANCIAL PERFORMANCE MEASURES

The Company has included certain non-GAAP financial performance measures to supplement its Consolidated Financial Statements, which are presented in accordance with IFRS, including the following:

•	Cash costs per gold ounce sold;
•	AISC per gold ounce sold;
•	Gross profit excluding Depreciation and Amortization;
•	Sustaining, Expansionary and Exploration Capital Expenditures; and
•	Adjusted Net Earnings (Loss) and Adjusted Net Earnings (Loss) per share

The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company.

Non-GAAP financial performance measures, including cash costs and AISC, do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to similar measures employed by other companies. Non-GAAP financial performance measures intend to provide additional information, and should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS and are not necessarily indicative of operating costs, operating earnings or cash flows presented under IFRS.

Management’s determination of the components of non-GAAP financial performance measures and other financial measures are evaluated on a periodic basis, influenced by new items and transactions, a review of investor uses and new regulations as applicable. Any changes to the measures are described and retrospectively applied, as applicable. Subtotals and per unit measures may not calculate based on amounts presented in the following tables due to rounding.

The measures of cash costs and AISC, along with revenue from sales, are considered to be key indicators of a Company’s ability to generate operating earnings and cash flows from its mining operations. This data is furnished to provide additional information and is a non-GAAP financial performance measure.

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CASH COSTS PER GOLD OUNCE SOLD

Cash costs include mine site operating costs such as mining, processing, administration, production taxes and royalties which are not based on sales or taxable income calculations. Cash costs exclude DA, exploration costs, accretion and amortization of reclamation and remediation, and capital, development and exploration spend. Cash costs include only items directly related to each mine site, and do not include any cost associated with the general corporate overhead structure.

The Company discloses cash costs because it understands that certain investors use this information to determine the Company’s ability to generate earnings and cash flows for use in investing and other activities. The Company believes that conventional measures of performance prepared in accordance with IFRS do not fully illustrate the ability of its operating mines to generate cash flows. The most directly comparable IFRS measure is cost of sales. As aforementioned, this non-GAAP measure does not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to similar measures employed by other companies, should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS, and is not necessarily indicative of operating costs, operating earnings or cash flows presented under IFRS.

Cash costs are computed on a weighted average basis, with the aforementioned costs, net of by-product revenue credits from sales of silver, being the numerator in the calculation, divided by gold ounces sold.

AISC PER GOLD OUNCE SOLD

AISC figures are calculated generally in accordance with a standard developed by the World Gold Council (“WGC”), a non-regulatory, market development organization for the gold industry. Adoption of the standard is voluntary, and the standard is an attempt to create uniformity and a standard amongst the industry and those that adopt it. Nonetheless, the cost measures presented herein may not be comparable to other similarly titled measures of other companies. The Company is not a member of the WGC at this time.

AISC include cash costs (as defined above), mine sustaining capital expenditures (including stripping), sustaining mine-site exploration and evaluation expensed and capitalized, and accretion and amortization of reclamation and remediation. AISC exclude capital expenditures attributable to projects or mine expansions, exploration and evaluation costs attributable to growth projects, DA, income tax payments, borrowing costs and dividend payments. AISC include only items directly related to each mine site, and do not include any cost associated with the general corporate overhead structure. As a result, Total AISC represent the weighted average of the three operating mines, and not a consolidated total for the Company. Consequently, this measure is not representative of all of the Company’s cash expenditures.

Sustaining capital expenditures are expenditures that do not increase annual gold ounce production at a mine site and excludes all expenditures at the Company’s development projects as well as certain expenditures at the Company’s operating sites that are deemed expansionary in nature, such as the Sadiola Phased Expansion, the construction and development of Kurmuk and the PB5 pushback at Bonikro. Exploration capital expenditures represent exploration spend that has met criteria for capitalization under IFRS.

The Company discloses AISC, as it believes that the measure provides useful information and assists investors in understanding total sustaining expenditures of producing and selling gold from current operations, and evaluating the Company’s operating performance and its ability to generate cash flow. The most directly comparable IFRS measure is cost of sales. As aforementioned, this non-GAAP measure does not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to similar measures employed by other companies, should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS, and is not necessarily indicative of operating costs, operating earnings or cash flows presented under IFRS.

AISC are computed on a weighted average basis, with the aforementioned costs, net of by-product revenue credits from sales of silver, being the numerator in the calculation, divided by gold ounces sold.

The following tables provide detailed reconciliations from total costs of sales to cash costs(1) and AISC(1). Subtotals and per unit measures may not calculate based on amounts presented in the following tables due to rounding.

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(In thousands of US Dollars, unless	For three months ended December 31, 2023				For three months ended December 31, 2022
otherwise noted)	Bonikro	Agbaou	Sadiola	Total	Bonikro	Agbaou	Sadiola	Total
Cost of Sales, excluding DA	$37,740	$36,506	$60,934	$135,180	$34,992	$37,791	$85,287	$158,070
DA	13,835	1,048	2,044	16,927	4,669	3,161	1,903	9,733
Cost of Sales	$51,575	$37,554	$62,978	$152,107	$39,661	$40,952	$87,190	$167,803
Cash Cost Adjustments
DA	$(13,835)	$(1,048)	$(2,044)	$(16,927)	$(4,669)	$(3,161)	$(1,903)	$(9,733)
Exploration Expenses	(689)	(2,226)	(2,441)	(5,356)	306	(2,450)	(1,527)	(3,671)
Agbaou Contingent Consideration	—	570	—	570	—	—	—	—
Silver by-Product credit	(110)	(32)	(101)	(243)	(111)	(47)	(71)	(229)
Total Cash Costs(1)	$36,941	$34,818	$58,392	$130,151	$35,187	$35,294	$83,689	$154,170
AISC(1) Adjustments
Reclamation & Remediation Accretion	$836	$1,244	$2,337	$4,417	$151	$155	$506	$812
Exploration Capital	2,201	—	428	2,629	474	—	1,129	1,603
Exploration Expenses	689	2,226	2,441	5,356	(306)	2,450	1,527	3,671
Sustaining Capital Expenditures	1,223	2,957	1,465	5,645	2,894	3,324	4,997	11,215
IFRS 16 Lease Adjustments	—	28	—	28	—	42	—	42
Total AISC(1)	$41,890	$41,273	$65,063	$148,226	$38,400	$41,265	$91,848	$171,513
Gold Ounces Sold	34,328	17,882	40,863	93,073	28,115	25,311	56,808	110,234
Cost of Sales per Gold Ounce Sold	$1,502	$2,100	$1,541	$1,634	$1,411	$1,618	$1,535	$1,522
Cash Cost(1) per Gold Ounce Sold	$1,076	$1,947	$1,429	$1,398	$1,252	$1,394	$1,473	$1,399
AISC(1) per Gold Ounce Sold	$1,220	$2,308	$1,592	$1,593	$1,366	$1,630	$1,617	$1,556

(In thousands of US Dollars, unless	For year ended December 31, 2023				For year ended December 31, 2022
otherwise noted)	Bonikro	Agbaou	Sadiola	Total	Bonikro	Agbaou	Sadiola	Total
Cost of Sales, excluding DA	$112,884	$142,080	$248,413	$503,377	$102,355	$125,542	$258,925	$486,822
DA	34,215	3,753	7,556	45,524	19,222	27,923	6,182	53,327
Cost of Sales	$147,099	$145,833	$255,969	$548,901	$121,577	$153,465	$265,107	$540,149
Cash Cost Adjustments
DA	$(34,215)	$(3,753)	$(7,556)	$(45,524)	$(19,222)	$(27,923)	$(6,182)	$(53,327)
Exploration Expenses	(1,598)	(8,795)	(8,371)	(18,764)	(742)	(7,527)	(5,742)	(14,011)
Agbaou Contingent Consideration	—	3,000	—	3,000	—	—	—	—
Silver by-Product credit	(460)	(168)	(332)	(960)	(418)	(190)	(360)	(968)
Total Cash Costs(1)	$110,826	$136,117	$239,710	$486,653	$101,195	$117,825	$252,823	$471,843
AISC(1) Adjustments
Reclamation & Remediation Accretion	$1,350	$1,968	$3,694	$7,012	$604	$620	$2,026	$3,250
Exploration Capital	4,102	—	2,266	6,368	1,461		1,730	3,191
Exploration Expenses	1,598	8,795	8,371	18,764	742	7,527	5,742	14,011
Sustaining Capital Expenditures	4,592	7,225	7,658	19,475	5,559	4,117	9,448	19,124
IFRS 16 Lease Adjustments	—	111	—	111		241		241
Total AISC(1)	$122,468	$154,216	$261,699	$538,383	$109,561	$130,330	$271,769	$511,660
Gold Ounces Sold	100,294	72,127	170,664	343,085	90,034	104,402	174,151	368,587
Cost of Sales per Gold Ounce Sold	$1,467	$2,022	$1,500	$1,600	$1,350	$1,470	$1,522	$1,465
Cash Cost(1) per Gold Ounce Sold	$1,105	$1,887	$1,405	$1,418	$1,124	$1,129	$1,452	$1,280
AISC(1) per Gold Ounce Sold	$1,221	$2,138	$1,533	$1,569	$1,217	$1,248	$1,561	$1,388

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GROSS PROFIT EXCLUDING DEPRECIATION AND AMORTIZATION

The Company uses the financial measure “Gross Profit excluding Depreciation and Amortization” to supplement information in its financial statements. The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company’s performance.

Gross profit excluding Depreciation and Amortization is calculated as Gross Profit plus Depreciation and Amortization.

The Company discloses Gross Profit excluding Depreciation and Amortization because it understands that certain investors use this information to determine the Company’s ability to generate earnings and cash flows. The Company believes that conventional measures of performance prepared in accordance with IFRS do not fully illustrate the ability of its operating mines to generate cash flows. The most directly comparable IFRS measure is Gross Profit. As aforementioned, this non-GAAP measure does not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to similar measures employed by other companies, should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS, and is not necessarily indicative of operating costs, operating earnings or cash flows presented under IFRS.

The reconciliation of Gross Profit to Gross Profit Excluding Depreciation and Amortization can be found on page 9 of this press release and in Section 1: Highlights and Relevant Updates of the Company’s MD&A, under the Summary of Financial Results and Section 4: Review of Operations and Mine Performance, for the relevant mines.

ADJUSTED NET EARNINGS (LOSS) AND ADJUSTED NET EARNINGS (LOSS) PER SHARE

The Company uses the financial measures “Adjusted Net Earnings (Loss)” and the non-GAAP ratio “Adjusted Net Earnings (Loss) per share” to supplement information in its financial statements. The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company’s performance.

Adjusted Net Earnings (Loss) and Adjusted Net Earnings (Loss) per share are calculated as Net Earnings (Loss) attributable to Shareholders of the Company, excluding non-recurring items, items not related to a particular periods and/or not directly related to the core mining business such as the following, with notation of Gains (Losses) as they would show up on the financial statements.

•	Gains (losses) related to the transaction events and other items,
•	Gains (losses) on the revaluation of historical call and put options,
•	Unrealized Gains (losses) on financial instruments and embedded derivatives,
•	Write-offs (reversals) on mineral interest, exploration and evaluation and other assets,
•	Gains (losses) on sale of assets,
•	Unrealized foreign exchange gains (losses),
•	Share-based (expense) and other share-based compensation,
•	Unrealized foreign exchange gains (losses) related to revaluation of deferred income tax asset and liability on non-monetary items,
•	Deferred income tax recovery (expense) on the translation of foreign currency inter-corporate debt,
•	One-time tax adjustments to historical deferred income tax balances relating to changes in enacted tax rates,
•	Non-recurring provisions,
•	Any other non-recurring adjustments and the tax impact of any of these adjustments calculated at the statutory effective rate for the same jurisdiction as the adjustment.

Non-recurring adjustments from unusual events or circumstances are reviewed from time to time based on materiality and the nature of the event or circumstance.

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Management uses these measures for internal valuation of the core mining performance for the period and to assist with planning and forecasting of future operations. Management believes that the presentation of Adjusted Net Earnings (Loss) and Adjusted Net Earnings (Loss) per share provide useful information to investors because they exclude non-recurring items, items not related to or not indicative of current or future periods' results and/or not directly related to the core mining business and are a better indication of the Company’s profitability from operations as evaluated by internal management and the board of directors. The items excluded from the computation of Adjusted Net Earnings (Loss) and Adjusted Net Earnings (Loss) per share, which are otherwise included in the determination of Net Earnings (Loss) and Net Earnings (Loss) per share prepared in accordance with IFRS, are items that the Company does not consider to be meaningful in evaluating the Company’s past financial performance or the future prospects and may hinder a comparison of its period-to-period profitability.

The most directly comparable IFRS measure is Net Earnings (Loss). As aforementioned, this non-GAAP measure does not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to similar measures employed by other companies, should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS, and is not necessarily indicative of operating costs, operating earnings or cash flows presented under IFRS.

The reconciliation of Net Earnings (Loss) to attributable to Shareholders of the Company to Adjusted Net (Loss) Earnings can be found on pages 9 and 10 of this press release and in Section 1: Highlights and Relevant Updates of the Company’s MD&A, under the Summary of Financial Results.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This press release contains “forward-looking information” including "future oriented financial information" under applicable Canadian securities legislation. Except for statements of historical fact relating to the Company, information contained herein constitutes forward-looking information, including, but not limited to, any information as to the Company’s strategy, objectives, plans or future financial or operating performance. Forward-looking statements are characterized by words such as “plan”, “expect”, “budget”, “target”, “project”, “intend”, “believe”, “anticipate”, “estimate” and other similar words or negative versions thereof, or statements that certain events or conditions “may”, “will”, “should”, “would” or “could” occur. In particular, forward looking information included in this press release includes, without limitation, statements with respect to:

•	the Company’s expectations in connection with the production and exploration, development and expansion plans at the Company’s projects discussed herein being met;
•	the Company’s plans to continue building on its base of significant gold production, development-stage properties, exploration properties and land positions in Mali, Côte d’Ivoire and Ethiopia through optimization initiatives at existing operating mines, development of new mines, the advancement of its exploration properties and, at times, by targeting other consolidation opportunities with a primary focus in Africa;
•	the Company’s expectations relating to the performance of its mineral properties;
•	the estimation of Mineral Reserves and Mineral Resources;
•	the timing and amount of estimated future production;
•	the estimation of the life of mine of the Company’s projects;
•	the timing and amount of estimated future capital and operating costs;
•	the costs and timing of exploration and development activities;
•	the Company’s expectation regarding the timing of feasibility or pre-feasibility studies, conceptual studies or environmental impact assessments;
•	the effect of government regulations (or changes thereto) with respect to restrictions on production, export controls, income taxes, expropriation of property, repatriation of profits, environmental legislation, land use, water use, land claims of local people, mine safety and receipt of necessary permits;
•	the Company’s community relations in the locations where it operates and the further development of the Company’s social responsibility programs; and
•	the Company’s expectations regarding the payment of any future dividends.

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Forward-looking information is based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and is inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking information. These factors include the Company’s dependence on products produced from its key mining assets; fluctuating price of gold; risks relating to the exploration, development and operation of mineral properties, including but not limited to adverse environmental and climatic conditions, unusual and unexpected geologic conditions and equipment failures; risks relating to operating in emerging markets, particularly Africa, including risk of government expropriation or nationalization of mining operations; health, safety and environmental risks and hazards to which the Company’s operations are subject; the Company’s ability to maintain or increase present level of gold production; nature and climatic condition risks; counterparty, credit, liquidity and interest rate risks and access to financing; cost and availability of commodities; increases in costs of production, such as fuel, steel, power, labour and other consumables; risks associated with infectious diseases; uncertainty in the estimation of Mineral Reserves and Mineral Resources; the Company’s ability to replace and expand Mineral Resources and Mineral Reserves, as applicable, at its mines; factors that may affect the Company’s future production estimates, including but not limited to the quality of ore, production costs, infrastructure and availability of workforce and equipment; risks relating to partial ownerships and/or joint ventures at the Company’s operations; reliance on the Company’s existing infrastructure and supply chains at the Company’s operating mines; risks relating to the acquisition, holding and renewal of title to mining rights and permits, and changes to the mining legislative and regulatory regimes in the Company’s operating jurisdictions; limitations on insurance coverage; risks relating to illegal and artisanal mining; the Company’s compliance with anti-corruption laws; risks relating to the development, construction and start-up of new mines, including but not limited to the availability and performance of contractors and suppliers, the receipt of required governmental approvals and permits, and cost overruns; risks relating to acquisitions and divestures; title disputes or claims; risks relating to the termination of mining rights; risks relating to security and human rights; risks associated with processing and metallurgical recoveries; risks related to enforcing legal rights in foreign jurisdictions; competition in the precious metals mining industry; risks related to the Company’s ability to service its debt obligations; fluctuating currency exchange rates (including the US Dollar, Euro, West African CFA Franc and Ethiopian Birr exchange rates); the values of assets and liabilities based on projected future conditions and potential impairment charges; risks related to shareholder activism; timing and possible outcome of pending and outstanding litigation and labour disputes; risks related to the Company’s investments and use of derivatives; taxation risks; scrutiny from non-governmental organizations; labour and employment relations; risks related to third-party contractor arrangements; repatriation of funds from foreign subsidiaries; community relations; risks related to relying on local advisors and consultants in foreign jurisdictions; the impact of global financial, economic and political conditions, global liquidity, interest rates, inflation and other factors on the Company’s results of operations and market price of common shares; risks associated with financial projections; force majeure events; the Company’s plans with respect to dividend payment; transactions that may result in dilution to common shares; future sales of common shares by existing shareholders; the Company’s dependence on key management personnel and executives; possible conflicts of interest of directors and officers of the Company; the reliability of the Company’s disclosure and internal controls; compliance with international ESG disclosure standards and best practices; vulnerability of information systems including cyber attacks; as well as those risk factors discussed or referred to herein.

Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that could cause actions, events or results to not be as anticipated, estimated or intended. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking information if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law. The reader is cautioned not to place undue reliance on forward-looking information. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company’s expected financial and operational performance and results as at and for the periods ended on the dates presented in the Company’s plans and objectives and may not be appropriate for other purposes.

CAUTIONARY NOTE TO U.S. INVESTORS REGARDING ESTIMATES OF MEASURED, INDICATED AND INFERRED RESOURCES

This press release uses the terms “Measured”, “Indicated” and “Inferred” Mineral Resources as defined in accordance with NI 43-101. United States readers are advised that while such terms are recognized and required by Canadian securities laws, the United States Securities and Exchange Commission does not recognize them. Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve calculation is made. United States readers are cautioned not to assume that all or any part of the mineral deposits in these categories will ever be converted into reserves. In addition, “Inferred Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Resource will ever be upgraded to a higher category. United States readers are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists or is economically or legally mineable.

NOTES ON MINERAL RESERVES AND MINERAL RESOURCES

Mineral Resources are stated effective as at December 31, 2023, reported at a 0.5 g/t cut-off grade, constrained within an $1,800/ounce pit shell and estimated in accordance with the 2014 Canadian Institute of Mining, Metallurgy and Petroleum Definition Standards for Mineral Resources and Mineral Reserves (“CIM Standards”) and National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”). Where Mineral Resources are stated alongside Mineral Reserves, those Mineral Resources are inclusive of, and not in addition to, the stated Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

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Mineral Reserves are stated effective as at December 31, 2023 and estimated in accordance with CIM Standards and NI 43-101. The Mineral Reserves:

•	are inclusive of the Mineral Resources which were converted in line with the material classifications based on the level of confidence within the Mineral Resource estimate;
•	reflect that portion of the Mineral Resources which can be economically extracted by open pit methods;
•	consider the modifying factors and other parameters, including but not limited to the mining, metallurgical, social, environmental, statutory and financial aspects of the project;
•	include an allowance for mining dilution and ore loss; and
•	were reported using cut-off grades that vary by ore type due to variations in recoveries and operating costs. The cut-off grades and pit shells were based on a $1,500/ounce gold price, except for the Agbalé pit, which was based on a $1,800/ounce gold price.

Mineral Reserve and Mineral Resource estimates are shown on a 100% basis. Designated government entities and national minority shareholders hold the following interests in each of the mines: 20% of Sadiola, 10.11% of Bonikro and 15% of Agbaou. Only a portion of the government interests are carried. The Government of Ethiopia is entitled to a 7% equity participation in Kurmuk once the mine enters into commercial production and certain commitments such as public road upgrades and installation of a power line are complete.

The Mineral Resource and Mineral Reserve estimates for each of the Company’s mineral properties have been approved by the qualified persons within the meaning of NI 43-101 as set forth below:

Qualified Person of Mineral Reserves	Qualified Person of Mineral Resources
John Cooke of Allied Gold Corporation	Steve Craig of Orelogy Consulting Pty Ltd.

Mineral Reserves (Proven and Probable)

The following table sets forth the Mineral Reserve estimates for the Company’s mineral properties at December 31, 2023.

	Proven Mineral Reserves			Probable Mineral Reserves			Total Mineral Reserves
			Content			Content			Content
	Tonnes	Grade	(k	Tonnes	Grade	(k	Tonnes	Grade	(k
	(kt)	(g/t)	ounces)	(kt)	(g/t)	ounces)	(kt)	(g/t)	ounces)
Sadiola Mine	18,612	0.82	492	137,174	1.57	6,907	155,786	1.48	7,399
Kurmuk Project	21,864	1.51	1,063	38,670	1.35	1,678	60,534	1.41	2,742
Bonikro Mine	4,771	0.71	108	8,900	1.62	462	13,671	1.30	571
Agbaou Mine	1,815	2.01	117	6,092	1.79	351	7,907	1.84	469
Total Mineral Reserves	47,061	1.18	1,782	190,836	1.53	9,399	237,897	1.46	11,180

Notes:

•	Mineral Reserves are stated effective as at December 31, 2023 and estimated in accordance with CIM Standards and NI 43-101.
•	Shown on a 100% basis.
•	Reflects that portion of the Mineral Resource which can be economically extracted by open pit methods.
•	Considers the modifying factors and other parameters, including but not limited to the mining, metallurgical, social, environmental, statutory and financial aspects of the project.

Sadiola Mine:

•	Includes an allowance for mining dilution at 8% and ore loss at 3%
•	A base gold price of US$1500/oz was used for the pit optimization, with the selected pit shells using values of US$1320/oz (revenue factor 0.88) for Sadiola Main and US$1500/oz (revenue factor 1.00) for FE3, FE4, Diba, Tambali and Sekekoto.
•	The cut-off grades used for Mineral Reserves reporting were informed by a US$1500/oz gold price and vary from 0.31 g/t to 0.73 g/t for different ore types due to differences in recoveries, costs for ore processing and ore haulage.

Kurmuk Project:

•	Includes an allowance for mining dilution at 18% and ore loss at 2%
•	A base gold price of US$1500/oz was used for the pit optimization, with the selected pit shells using values of US$1320/oz (revenue factor 0.88) for Ashashire and US$1440/oz (revenue factor 0.96) for Dish Mountain.
•	The cut-off grades used for Mineral Reserves reporting were informed by a US$1500/oz gold price and vary from 0.30 g/t to 0.45 g/t for different ore types due to differences in recoveries, costs for ore processing and ore haulage.

Bonikro Mine:

•	Includes an allowance for mining dilution at 8% and ore loss at 5%
•	A base gold price of $1500/oz was used for the Mineral Reserves for the Bonikro pit:
◦	With the selected pit shell using a value of $1388/oz (revenue factor 0.925).
◦	Cut-off grades vary from 0.68 to 0.74 g/t Au for different ore types due to differences in recoveries, costs for ore processing and ore haulage.

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•	A base gold price of $1800/oz was used for the Mineral Reserves for the Agbalé pit:
◦	With the selected pit shell using a value of US$1800/oz (revenue factor 1.00).
◦	Cut-off grades vary from 0.58 to 1.00 g/t Au for different ore types to the Agbaou processing plant due to differences in recoveries, costs for ore processing and ore haulage

Agbaou Mine:

•	Includes an allowance for mining dilution at 26% and ore loss at 1%
•	A base gold price of $1500/oz was used for the Mineral Reserves for the:

◦	Pit designs (revenue factor 1.00) apart from North Gate (Stage 41) and South Sat (Stage 215) pit designs which used a higher short term gold price of $1800/oz and account for 49 koz or 10% of the Mineral Reserves.

◦	Cut-off grades which range from 0.49 to 0.74 g/t for different ore types due to differences in recoveries, costs for ore processing and ore haulage.

Mineral Resources (Measured, Indicated, Inferred)

The following table set forth the Measured and Indicated Mineral Resource estimates (inclusive of Mineral Reserves) and for the Company’s mineral properties at December 31, 2023.

	Measured Mineral Resources			Indicated Mineral Resources			Total Measured and Indicated
			Content			Content			Content
	Tonnes	Grade	(k	Tonnes	Grade	(k	Tonnes	Grade	(k
	(kt)	(g/t)	ounces)	(kt)	(g/t)	ounces)	(kt)	(g/t)	ounces)
Sadiola Mine	20,079	0.86	557	205,952	1.53	10,101	226,031	1.47	10,659
Kurmuk Project	20,472	1.74	1,148	37,439	1.64	1,972	57,911	1.68	3,120
Bonikro Mine	7,033	0.98	222	25,793	1.41	1,171	32,826	1.32	1,393
Agbaou Mine	2,219	2.15	154	11,130	1.96	701	13,349	1.99	855
Total Mineral Resources (M&I)	49,804	1.30	2,081	280,315	1.55	13,945	330,118	1.51	16,027

The following table set forth the Inferred Mineral Resource estimates and for the Company’s mineral properties at December 31, 2023.

	Inferred Mineral Resources
	Tonnes	Grade	Content
	(kt)	(g/t)	(k ounces)
Sadiola Mine	16,177	1.12	581
Kurmuk Project	5,980	1.62	311
Bonikro Mine	19,588	1.30	816
Agbaou Mine	959	1.84	57
Total Mineral Resources (Inferred)	42,704	1.29	1,765

Notes:

•	Mineral Resources are estimated in accordance with CIM Standards and NI 43-101.
•	Shown on a 100% basis.
•	Are inclusive of Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
•	Are listed at 0.5 g/t Au cut-off grade, constrained within an US$1800/oz pit shell and depleted to 31 December 2023.
•	Rounding of numbers may lead to discrepancies when summing columns.

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